111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

January 23, 2015

Anu Dubey

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Rising Interest Rates Hedge Trust, Series 4 (the “Fund”)
(File No. 333-201097) (CIK 1624822)

Ms. Dubey,

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), the depositor of the Fund, is Amendment No. 1 to the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund. The Fund is a unit investment trust. The Registration Statement on Form S-6 relating to the Fund was initially filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2014. We received comments from the staff of the Commission in a telephone conversation between Anu Dubey and Matthew T. Wirig on January 16, 2015 requesting that we make certain changes to the Registration Statement. The prospectus has been revised in accordance with the comments of the staff.

Given the Sponsor’s selection methodology for the Fund which specifically focuses on securities of companies in sectors the Sponsor believes offer the potential to provide investors with total return in an environment where interest rates are rising, the staff asked us to add disclosure about those sectors represented by the equity securities in the final Fund portfolio. We have revised the prospectus in accordance with the staff’s comment. Sector specific risks will be included based on the final Fund portfolio in the final pricing amendment to the Registration Statement on the Fund’s date of deposit.

We have been advised that the Sponsor proposes to deposit securities and to activate the subject Fund on or about February 10, 2015. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the Sponsor that the Registration Statement be made effective.

If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew T. Wirig at (312) 845-3432.

Very truly yours,

Chapman and Cutler LLP

By        /s/ SCOTT R. ANDERSON

Scott R. Anderson

SRA/lew